Impact Science

IMPACT SCIENCE EDUCATION, INC.

*Helping teachers
inspire kids
to love science
and engineering*



ImpactScience.Co

Only 1 in 3 students proficient in Science

Percentage of students **at or above *Proficient*** in 2015



38%
Grade 4



34%
Grade 8



22%
Grade 12

Statistics: NAEP and BLS 2016

US Economy is Increasingly Innovation and Tech Based



Figure 1. Recent and Projected Growth in STEM and Non-STEM Employment

Source: ESA calculations using Current Population Survey public-use microdata and estimates from the Employment Projections Program of the Bureau of Labor Statistics.

Great careers in engineering and tech...
But will we have a skilled labor force?





By 2018, it is projected that 2.4 million STEM jobs will go unfilled.

Impact Science


Innovation-based economy
Only 1 in 3 students proficient in science
Great careers in engineering and tech
Our students need a better science education

Statistics: NAEP and BLS 2016

The Problem: <u>Lack of Curriculum</u> Teachers have the Wrong Tools

✗ **Textbooks** are not the solution

✗ **Technology** is not the solution – too much screen time, not enough collaboration





We thought:

What if
SCIENCE CLASS
were more like
SCIENCE CAMP?







How: Make planning easier for teachers

Impact Science Education provides **great lesson plans** so teachers can teach **great lessons**

✓ Easy to use
✓ Accessible
✓ Affordable

Students can learn science, engineering, innovation, and teamwork









… with projects such as:

- *Make polymers and crystals*

- *Design a solar cooker*

- *Plan a program to reduce carbon footprint, use data to gauge success*

- *Invent a toy based on scientific principles*



Perfect Timing

Impact Science

New science standards adopted

NEXT GENERATION SCIENCE STANDARDS
For States, By States

2013

Districts have textbook money to spend

$$$

The missing piece: Curriculum

???

New State Science Test will launch

CAASPP
California Assessment of Student Performance and Progress

2019

Impact Science Education has the 3 critical skill sets necessary to create effective STEM curriculum



The Right Team

Co-Founders

Research Partnership





Ladie Malek
President

- ✓ BS Engineering
- ✓ MA Education
- ✓ 8 years as a teacher
- ✓ 16 years developing STEM education products



Robin Cooper
Chief Academic Ofc.

- ✓ BS Biology
- ✓ 21 years as a teacher
- ✓ science dept. chair
- ✓ mentor, supervising teacher



Sharon Parker
CSET Associate
Stanford University

- ✓ Curriculum design expert
- ✓ Instructional coach, expert in science teaching and assessment

Impact Science

The Right Experience



Highlights from Ladie Malek's Product Development portfolio

Project STEM **(Pearson Education)**

Living by Chemistry **(Macmillan, now in 3rd edition)**

Discovering Geometry **(Kendall Hunt, now in 5th edition)**

Pearson System of Courses, Math **(Pearson Education)**

Accomplished so far: 60% complete Grades 6th–8th



Goal: 100% complete by December 2017

Science Teachers are Enthusiastic!

I'm looking forward to starting on Cells. These are well-crafted units!   *- Tanicia P. , CA*

My students and I are really enjoying this new microscope unit [of study]! Thanks!!   *- Sara B. , CA*

I have a very good feeling about this unit. our design day was a hit!   *- Michael M. , CA*

Had so much fun teaching the engineering cycle today~

- Joanna P. , CA

The Competition

	Active and engaging	**Engineering and Design focus**	**Device not needed for student**	**Cost**
Textbooks	✗	✗	✔	$$$
Amplify	✔	✔	✗	$$$$$$
Impact Science	✔	✔	✔	$$

* $ = approximately $64 per 8-year cycle. A typical science textbook costs $90-100

Affordable for Districts

Charge for 8-year license based on enrollment

Typical school district has 3000 middle school students@$64/student = $192,000/district

Districts can use textbook budget to buy

Less than cost of a textbook purchase

Optimum Format and Delivery System

<u>PDF files are</u> the most versatile format

1. Easily accessible---anyone can download, print or project

2. Does not rely on software platform, no updates, patches, or network conflicts

3. No warehousing and shipping, or onsite tracking costs for school---Simple delivery via emailed link to Online folder

Current users, early interest, and market penetration

Albany Middle School

(beta test group)



Two Paying Customers already

Brentwood re-signed for 2nd year



30 Districts across CA Actively piloting:
Palo Alto, Brentwood, San Ramon, Mt. Diablo, Pleasanton, Martinez, Los Angeles, Mojave...



8 Districts in Negotiations to Purchase
20+ more districts interested in piloting

Market Size: $1.3 billion*

Our price: $64/ student for a 8-year license

West Coast	US
2 million middle school students	**13 million middle school students**
x 5% marketshare **	x 5% marketshare
x $64/student =	x $64/student =
$6.4 M/year	**$41.6 M/year**
**Ladie's previous published works garnered minimum 5% market share	* 13 million multiplied by $100 textbook purchase

Expenses and Revenue



Expenses and Revenue



Expense and Revenue (in Millions of $)

Projected Return on Investment

➢ 2018 Adoption to State Approved List in November—selling 1 year licenses

2018 2.4 million in sales-1 million overhead =
    1.4 million X 1% = **$14,000 dividend**

➢ 2019 is first full year of sales with 8 year licenses

2019   6.4 million-1.2 million overhead =
    5.2 million X 1% = **$52,000 dividend**

Timeline and Milestones

Impact Science

Finish Curriculum for all three grades by Q4 2017,
Sales $100k and Prepare for State List submission by Q4



Raise Funds, Staff up, Increase pace of development
Sell 8 year licenses after State adoption
Self funded start up phase
Sell One Year Licenses
Sell Licenses in other states
2015
2016
2017
2018
2019
All of 6th Grade complete
Adjust for Other states
Grades 7 and 8 are Complete
New standardized State Exam



IMPACT SCIENCE EDUCATION, INC.

(510) 559 9332

Ladie.malek@Impactscience.co

http://impactscience.co/index.html

ImpactScience.Co